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                            February 17, 2023

       Dr. Jianwei Li
       Co-Chief Executive Officer
       TradeUP Acquisition Corp.
       437 Madison Avenue, 27th Floor
       New York, NY 10022

                                                        Re: TradeUP Acquisition
Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed February 3,
2023
                                                            File No. 333-267918

       Dear Dr. Jianwei Li:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 29, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-4 filed February 3, 2023

       Cover Page

   1.                                                   Please revise your
cover page and summary term sheet as follows:
                                                            Disclose that
3,519,780 shares of UPTD Common Stock were redeemed by UPTD's shareholders in
connection with the Extension approved at the December 22, 2022
                                                            Special Meeting,
disclose these redemptions as a percentage of the total UPTD Public
                                                            Shareholders, and
state the number of remaining public shares issued and
                                                            outstanding.
                                                            Disclose the
corresponding dollar amount released from the Trust Account in connection with the
redemptions, and the dollar amount remaining in the Trust
                                                            Account that is
available for a Business Combination prior to payment of the deferred
 Dr. Jianwei Li
FirstName  LastNameDr. Jianwei Li
TradeUP Acquisition Corp.
Comapany17,
February   NameTradeUP
             2023        Acquisition Corp.
February
Page  2 17, 2023 Page 2
FirstName LastName
              underwriting fee and other fees and expenses.
                Disclose the amount of the monthly extension payment(s) that have been and/or will be deposited into the Trust Account under the terms of the convertible Estrella Note.

What equity stake will non-redeeming Public Stockholders . . . , page xii

2. Please revise your table on page xii to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the Business Combination, including the amount of the Estrella Extension Shares that may be issued upon consummation of the Business Combination under the terms of the convertible Estrella Note.
Interests of the Founders and UPTDs Directors and Officers in the Business Combination, page
10

3. We note your disclsoure that in the event that the Business Combination is terminated pursuant to the Merger Agreement, UPTD may use a portion of the working capital held outside the Trust Account to repay funds amounting to the principal amount of the Estrella
         Note but no proceeds from the Trust Account would be used to repay such loaned amounts. Please revise this section, and the corresponding section beginning on page 122, to reflect the issuance of the Estrella Note by UPTD in connection with the Extension.
Risk Factors, page 21

4. Please provide an additional risk factor disclosing the total amounts that can be repaid from the Trust Account if the Business Combination is completed. Separately identify
         Working Capital Loans and Notes Extension Payments, etc. and discuss the impact such payments could have on the combined company's ability to develop its product candidates.

Proposal 1: The Business Combination , page 108

5. Please describe the material provisions of the Merger Financing agreement and file it as an exhibit.
6. Please identify the Merger Financing Investors and disclose any affiliations with UPTD
         Initial Stockholders, Founders, officers or directors. We note your reference that the equity stake these investors will hold excludes equity-linked securities such as convertible debt or debt plus warrants. Please clarify the debt and/or debt and warrants held by these parties.
Financial Position , page 161

7. Please revise page 161 to clarify the current funds available in the Trust Account available for a business combination prior to payment of deferred underwriting and other fees and
 Dr. Jianwei Li
TradeUP Acquisition Corp.
February 17, 2023
Page 3
      expenses following the redemptions of approximately $36.1 million. Similarly, please revise your subsequent event footnote on page F-18 to disclose the current balance in the
      Trust Account.
Estrella Managements Discussion and Analysis of Financial Condition and Results of Operations
Comparison of the Years Ended June 30, 2022 and 2021, page 213

8. We note your response and revised disclosure to prior comment 10. In your revised disclosure, you have combined the financial information for predecessor and successor periods without a separate presentation and discussion of the historical results of
      Estrella's predecessor and successor as prepared under US GAAP. Please revise your
      MD&A to provide a presentation and discussion of the historical results of
      Estrella's predecessor and successor periods as determined under US GAAP. Additionally, if you elect to continue to present combined financial information for
      predecessor and successor periods, revise your disclosure to clearly indicate that the information is supplemental and has not been prepared in accordance with US GAAP.
General

9. Please file the Estrella Note as an exhibit or tell us why you believe you are not required to do so.
10. We note that on January 19, 2023, you issued Note C in the amount of $50,000 to the
      Sponsor to evidence a deposit that the Sponsor provided to UPTD to pay certain operating expenses. Please file the unsecured promissory note as an exhibit, or tell us why you believe you are not required to do so.
       You may contact Eric Atallah at 202-551-3663 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Lauren Hamill at 303-844-1008 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                            Sincerely,
FirstName LastNameDr. Jianwei Li
                                                            Division of
Corporation Finance
Comapany NameTradeUP Acquisition Corp.
                                                            Office of Life
Sciences
February 17, 2023 Page 3
cc:       Er Arila Zhou, Esq.
FirstName LastName